Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to 6 April 2018

05 April 2018	Director/PDMR Shareholding
03 April 2018	Total voting rights
26 March 2018	Transaction in own shares
23 March 2018	Transaction in own shares
22 March 2018	Transaction in own shares
21 March 2018	Transaction in own shares
20 March 2018	Transaction in own shares
19 March 2018	Transaction in own shares
19 March 2018	Transaction in own shares
19 March 2018	Director’s Other appointment
15 March 2018	Transaction in own shares
14 March 2018	Transaction in own shares
13 March 2018	Transaction in own shares
12 March 2018	Transaction in own shares
09 March 2018	Transaction in own shares
08 March 2018	Transaction in own shares
08 March 2018	Director/PDMR Shareholding
07 March 2018	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

07 March 2018:    Ofgem’s RIIO-2 Framework Consultation

16 March 2018:    NIMO three-year rate plan approved